Exhibit 10.1

QEP RESOURCES, INC.
BASIC EXECUTIVE SEVERANCE COMPENSATION PLAN

ARTICLE I
INTRODUCTION AND ESTABLISHMENT OF PLAN

The purpose of this QEP Resources, Inc. (the “Company”) Basic Executive Severance Compensation Plan (the “Plan”), is to provide participating senior executives with a guaranteed minimum level of financial protection against the risk associated with an involuntary separation from service during the term of the Plan other than as would give rise to the payment of separation benefits under the Change in Control Severance Plan (as defined below), subject to the terms and conditions described herein. The Plan was adopted by the Company’s Board of Directors at a meeting held on January 20, 2014, to be effective as of January 20, 2014 (the “Effective Date”).
ARTICLE II
DEFINITIONS

As used herein, the following words and phrases shall have the following respective meanings unless the context clearly indicates otherwise.
(a)2010 Stock Incentive Plan. The QEP Resources, Inc. 2010 Long-Term Stock Incentive Plan, as it may be amended from time to time.

(b)2013 LTI Award. The aggregate awards granted to the Participant in February, 2013 pursuant to the QEP Resources, Inc. Cash Incentive Plan and the 2010 Stock Incentive Plan as part of the Company’s regular annual long-term incentive grant program, which awards by their terms are scheduled to vest over a period of more than one year.

(c)Affiliate. Any entity that is treated as the same employer as the Company under Sections 414(b), (c), (m), or (o) of the Code, any entity required to be aggregated with the Company pursuant to regulations adopted under Section 409A of the Code, or any entity otherwise designated as an Affiliate by the Company.

(d)Annual Cash Incentive Plans. Any annual incentive plan, program or arrangement offered by an Employer pursuant to which a Participant is eligible to receive a cash award, subject in whole or in part to the achievement of performance goals over a period of no more than one year.

(e)Annual Base Salary. A Participant’s gross annual base salary in effect immediately prior to the Participant’s Date of Termination (without giving effect to any diminution of base salary following the Effective Date which would constitute Good Reason).

(f)Board. The Board of Directors of the Company.

(g)Cause. Cause means the Participant’s: (i) conviction of a felony, or of a misdemeanor involving fraud, moral turpitude or dishonesty; (ii) gross neglect or willful and continued failure to perform substantially the Participant’s duties with an Employer (other than any such failure resulting from incapacity due to physical or mental illness), following written demand for substantial performance delivered to the Participant by the Board or the Chief Executive Officer of the Company; (iii) violation of the Participant’s obligations under Article VII of the Plan; (iv) willful failure to comply with Board directives or the policies of the Participant’s Employer, following written demand for compliance delivered to the Participant by the Board or the Chief Executive Officer of the Company; (v) the willful engaging by the Participant in fraud or misconduct that materially and adversely affects the Participant’s Employer or the Company or (vi) engaging in the continued use of alcohol or drugs to the extent that such use materially impairs the Participant’s ability to perform his or her duties, following written demand for the cessation of such activities delivered to the Participant by the Board or the Chief Executive Officer of the Company. For purposes of this definition, no act or failure to act on the part of the Participant shall be considered “willful” unless it is done, or omitted to be done, by the Participant without reasonable belief that the Participant’s action or omission was in the best interests of the Participant’s Employer. The Company, acting through the Board, must notify the Participant in writing that the Participant’s employment is being terminated for “Cause”. The notice shall include a list of the factual findings used to sustain the judgment that the Participant’s employment is being terminated for “Cause”.

(h)Change in Control. A Change in Control of the Company as defined in the Change in Control Severance Plan.

(i)Change in Control Severance Plan. The QEP Resources, Inc. Executive Severance Compensation Plan, effective March 1, 2012, as it may be amended from time to time.

(j)Code. The Internal Revenue Code of 1986, as amended from time to time.

(k)Date of Termination. The date on which a Participant ceases to be an employee of an Employer as a result of a Separation from Service.

(l)Disability. A condition resulting in the Participant’s receipt of payments for disability under the QEP Resources, Inc. Long-term Disability Plan or any plan providing similar long-term disability benefits sponsored by the Company or its Affiliate.

(m)Eligible Employee. Any officer of the Company who is a reporting person under Section 16(a) of the Securities Exchange Act of 1934, as amended, as of January 1, 2014, other than the Chairman and Chief Executive Officer of the Company.

(n)Employer. With respect to any Participant, the Company and any Affiliate that participates in the Plan pursuant to Article VII hereof which employs the Participant.

(o)ERISA. The Employee Retirement Income Security Act of 1974, as amended from time to time.

(p)Good Reason. Good Reason means any of the following events or conditions that occur without the Participant’s written consent, and that remain in effect after notice has been provided by the Participant to the Company of such event or condition and the expiration of a 30-day cure period: (i) a material diminution in the Participant’s base salary or target bonus opportunity (other than any material diminution that applies consistently, on a percentage basis, to all executive officers of the Company); (ii) a material diminution in the Participant’s authority, duties, or responsibilities; (iii) a material diminution in the Participant’s annual long-term incentive award relative to the 2013 LTI Award (other than any material diminution that applies consistently to similarly situated executive officers of the Company); or (iv) a relocation that would result in the Participant’s principal location of employment being moved 50 miles or more away from his or her current principal location, and, as a result, the Participant’s commute increasing by 50 miles or more from the distance of his or her commute immediately prior to the relocation. The Participant’s notification to the Company must be in writing and must occur not more than 90 days following the initial existence of the relevant event or condition.

(q)Participant. An individual who is designated as such pursuant to Section 3.1.

(r)Participation Letter. The letter from the Company to an Eligible Employee notifying such Eligible Employee of his or her selection to be a Participant in the Plan, the form of which is attached hereto as Exhibit A.

(s)Performance Share Units. Performance share units granted under the QEP Resources, Inc. Cash Incentive Plan which settle only in cash, and any similar award granted under a Stock Incentive Plan which settles, or may settle, wholly or partially in shares of the Company’s common stock, in each case based on the achievement of performance goals over a period of more than one year.

(t)Plan Administrator. The Compensation Committee of the Board.

(u)Retirement Plan. The QEP Resources, Inc. Retirement Plan, as amended or restated from time to time, or any successor plan.

(v)Separation Benefits. The payments and benefits described in Article V and Article VI that are provided to Participants under the Plan pursuant to Section 4.1.

(w)Separation from Service. A Participant’s termination or deemed termination from employment with the Employer. For purposes of determining whether a Separation from Service has occurred, the employment relationship is treated as continuing intact while the Participant is on military leave, sick leave or other bona fide leave of absence if the period of such leave does not exceed six months, or if longer, so long as the Participant retains a right to reemployment with his Employer under an applicable statute or by contract. For this purpose, a leave of absence constitutes a bona fide leave of absence only if there is a reasonable expectation that the Participant will return to perform services for the Employer. If the period of leave exceeds six months and the Participant does not retain a right to reemployment under an applicable statute or by contract, the employment relationship will be deemed to terminate on the first date immediately following such six-month period. For purposes of the Plan, a Separation from Service occurs at the date as of which the facts and circumstances indicate either that, after such date: (i) the Participant and Employer reasonably anticipate the Participant will perform no further services for the Company or an Affiliate (whether as an employee or an independent contractor), or (ii) that the level of bona fide services the Participant will perform for the Company or any Affiliate (whether as an employee or independent contractor) will permanently decrease to no more than 20 percent of the average level of bona fide services performed over the immediately preceding 36-month period or, if the Participant has been providing services to the Company or an Affiliate for less than 36 months, the full period over which the Participant has rendered services, whether as an employee or independent contractor. The determination of whether a Separation from Service has occurred shall be governed by the provisions of Treasury Regulation section 1.409A-1, as amended, taking into account the objective facts and circumstances with respect to the level of bona fide services performed by the Participant after a certain date.

(x)SERP. The QEP Resources, Inc. Supplemental Executive Retirement Plan, as amended or restated from time to time, or any successor plan.

(y)Stock Incentive Plans. The incentive plans offered by the Company pursuant to which upon or following vesting or exercise, as applicable, a Participant is entitled to receive shares of the Company’s common stock, including without limitation the 2010 Stock Incentive Plan.

(z)Target Bonus. The target bonus opportunity for which the Participant is eligible under the applicable Annual Cash Incentive Plan as of immediately prior to the Participant’s Separation from Service (without giving effect to any diminution of the target bonus opportunity following the Effective Date which would constitute Good Reason); provided, that if the Participant’s target bonus opportunity has not yet been established for the performance period in which the Date of Termination occurs, the Target Bonus shall be the Participant’s most recent target bonus percentage multiplied by the Participant’s Annual Base Salary as of immediately prior to the Participant’s Separation from Service.

(aa)Term. The Effective Date through December 31, 2015.

(bb)     Tier 1 Participant. A Participant who is designated as a Tier 1 Participant in the applicable Participation Letter.

(cc)    Tier 2 Participant. A Participant who is designated as a Tier 2 Participant in the applicable Participation Letter.

(dd)    Year. The calendar year, or other applicable performance period under any Annual Cash Incentive Plan.

ARTICLE III
ELIGIBILITY

3.1.    Participation. The Board shall, in its sole discretion, select from the group of Eligible Employees those individuals who may participate in the Plan. Any Eligible Employee selected for participation shall become a Participant upon executing and returning a Participation Letter to the Company as provided therein.

3.2.    Termination of Participation. In the event that a Participant ceases to be an Eligible Employee during the Term (other than by virtue of an action by the Employer which constitutes Good Reason) and is not entitled to a Separation Benefit as of the date such Participant ceases to be an Eligible Employee (including by virtue thereof), such Participant shall cease to be a Participant in the Plan on such date. Notwithstanding anything to the contrary in the Plan, a Participant entitled to Separation Benefits under the Plan shall remain a Participant in the Plan until the full Separation Benefits and any other amounts payable under the Plan have been paid or provided.

ARTCILE IV
ENTITLEMENT TO SEPARATION BENEFITS

4.1.    Separations from Service That Give Rise to Separation Benefits Under the Plan. Except as otherwise provided in a Participation Letter, a Participant shall be entitled to Separation Benefits if, at any time during the Term, the Participant incurs a Separation from Service from an Employer that is (a) initiated by the Participant’s Employer for any reason other than Cause or Disability or (b) initiated by the Participant for Good Reason within 30 days following the expiration of the cure period afforded the Company to rectify the condition giving rise to Good Reason; provided, however, that a Participant’s entitlement to Separation Benefits shall be subject to the Participant’s (i) execution and non-revocation (to the extent provided) of a release of claims substantially in the form attached to the Plan as Exhibit B no earlier than the Participant’s Date of Termination and no later than 60 days following the Participant’s Date of Termination, and (ii) prompt resignation from any position as an officer, director or fiduciary of any subsidiary or affiliate of the Company (and taking of any action reasonably requested by the Company to effectuate such resignation).

4.2.    No Duplication of Change in Control Benefits. Notwithstanding anything to the contrary in the Plan, in no event shall any Participant be eligible for both Separation Benefits hereunder and separation benefits under the Change in Control Severance Plan. In the event that a Participant incurs a Separation from Service that entitles such Participant to separation benefits under the Change in Control Severance Plan, such Participant shall be deemed to have ceased to be an Eligible Employee under this Plan as of immediately prior to the Date of Termination.

ARTICLE V
SEPARATION BENEFITS

5.1.    Separation Benefits; General. If a Participant’s employment is terminated in circumstances entitling the Participant to Separation Benefits pursuant to Section 4.1 (including without limitation the proviso thereto), the Company shall provide to such Participant the cash severance set forth in Section 5.2 below, the bonus set forth in Section 5.3 below and the accelerated vesting of awards set forth in Article VI below. Separation Benefits to which a Participant is entitled under Section 5.2 will be paid in a cash lump sum on the 60th day following the Participant’s Date of Termination. Separation Benefits to which a Participant is entitled under Section 5.3 will be paid in a cash lump sum on the day that the analogous bonus under the applicable Annual Cash Incentive Plan is payable to continuing employees generally, but not later than the March 15 following the Year in which occurs the Participant’s Date of Termination.

5.2.    Cash Severance. Each Participant entitled to Separation Benefits shall receive cash severance equal to the aggregate of the following amounts:

(a)    For a Tier 1 Participant, two times the Participant’s Annual Base Salary plus two times the Participant’s Target Bonus; and

(b)    For a Tier 2 Participant, the Participant’s Annual Base Salary plus the Participant’s Target Bonus.

5.3.    Cash Bonus Amounts. Each Participant entitled to Separation Benefits shall receive a prorated cash bonus equal to (i) the bonus the Participant would have received in respect of the Year in which the Participant’s Date of Termination occurs under the applicable Annual Cash Incentive Plan had the Participant not incurred a Separation from Service, based on the level of satisfaction of the performance goals that is achieved for such Year (or, if the Participant’s performance goals and target bonus have not been established by the Date of Termination in respect of the Year in which the Date of Termination occurs, the Participant’s Target Bonus (as determined pursuant to the proviso in the definition of “Target Bonus”)), multiplied by (ii) (A) the number of full months of Participant’s continuous service with the Employer during such Year (with each month for which at least one day has elapsed counting as a full month), divided by (B) the number of full months in such Year. In addition, if the Date of Termination occurs after the end of a Year but before the Participant’s bonus under the applicable Annual Cash Incentive Plan in respect of such Year has been paid, the Participant shall be eligible to receive such bonus, without proration.

5.4.    COBRA Eligibility. Each Participant shall be eligible for continuation of health insurance benefits on the terms and to the extent required by Section 4980 of the Code and Section 601 et sec. of ERISA, subject to their timely elections and payment of applicable premiums and administrative costs.

5.5.    Other Benefits Payable. To the extent not theretofore paid or provided, the Company shall timely pay or provide (or cause to be paid or provided) to a Participant entitled to Separation Benefits, any other amounts or benefits required to be paid or provided to the Participant or which the Participant is eligible to receive under any plan, program, policy or practice or contract or agreement of an Employer. Notwithstanding the foregoing, if a Participant is entitled to Separation Benefits under the Plan, the Participant shall not also be entitled to severance benefits under any employment agreement or other severance pay plan or policy of the Company. Thus, by way of example and not by way of limitation, benefits earned under the Retirement Plan, the SERP, and the QEP Resources, Inc. Deferred Compensation Wrap Plan, in each case as amended from time to time, or any successor plans, shall be unaffected by a Participant’s receipt of Separation Benefits, and shall continue to be payable solely in accordance with the relevant terms of those plans, but any severance benefits to which a Participant otherwise may be entitled under an employment agreement or severance plan, if any, shall not apply if the Participant is entitled to receive Separation Benefits under the Plan. In addition, Separation Benefits under the Plan shall also be reduced by any amounts that are paid under any incentive compensation plans of the Employer which are contingent on the Participant’s termination of employment.

5.6.    Code Section 409A; Specified Employees.

(a)    Subject to Section 5.6(b), to the extent permitted under Code Section 409A, any separate payment or benefit under the Plan or otherwise shall not be deemed “nonqualified deferred compensation” subject to Code Section 409A, to the extent provided in the exceptions in Treasury Regulation Section 1.409A-1(b)(4), Section 1.409A-1(b)(9) or any other applicable exception or provision of Code Section 409A.

(b)    Notwithstanding anything to the contrary in the Plan, no compensation or benefits shall be paid to a Participant during the six-month period following his or her Date of Termination to the extent that the Company determines that the Participant is a “specified employee” as of the Date of Termination and that paying such amounts at the time or times indicated in the Plan would result in tax penalties to the Participant under Code Section 409A. If the payment of any such amounts is delayed as a result of the previous sentence, then on the first business day following the end of such six-month period (or such earlier date upon which such amount can be paid under Code Section 409A without being subject to tax penalties, including as a result of the Participant’s death), the Company shall pay to the Participant a lump-sum amount equal to the cumulative amount that would have otherwise been payable to the Participant during such six-month period.

(c)    To the extent that any reimbursements provided to the Participant under the Plan are deemed to constitute compensation to the Participant, such amounts shall be paid or reimbursed reasonably promptly, but not later than December 31 of the year following the year in which the associated expense was incurred. The amount of any expense reimbursements that constitute compensation in one year shall not affect the amount of expense reimbursements constituting compensation that are eligible for reimbursement in any subsequent year, and the Participant’s right to such reimbursement of any such expenses shall not be subject to liquidation or exchange for any other benefit.

ARTICLE VI
EQUITY INCENTIVE BENEFITS

Notwithstanding the terms of any agreement between a Participant and the Company to the contrary, as to each Participant entitled to Separation Benefits, (i) all of the stock options, stock appreciation rights, restricted stock awards, and other equity incentive awards outstanding under any Stock Incentive Plan held by the Participant on the Date of Termination (other than Performance Share Units) shall vest in full as of such date and be settled in accordance with their terms, (ii) the Participant shall have until the original expiration date of his or her stock options or stock appreciation rights to exercise any such awards outstanding as of the Date of Termination, and (iii) each grant of Performance Share Units held by the Participant on the Date of Termination shall remain outstanding for the remainder of the applicable performance period and pay out in cash or shares of Company common stock, as applicable, as regularly scheduled in the absence of a Separation from Service based on (A) the actual amount of cash or number of shares of Company common stock, as applicable, that would have been earned by the Participant under such Performance Share Units had the Participant not incurred a Separation from Service, based on the level of satisfaction of the performance goals that is achieved for such performance period, multiplied by (B) (X) the number of full months of Participant’s continuous service with the Employer during such performance period (with each month for which at least one day has elapsed counting as a full month), divided by (Y) the number of full months in such performance period. In addition, if the Date of Termination occurs after the end of a Performance Share Unit performance period but before the Participant has received payment in respect of such Performance Units, the Participant shall be eligible to receive such payment, without proration. Nothing in this Article VI, however, shall require the Company to continue in effect any stock option, stock appreciation right, restricted stock award, Performance Share Unit or other equity incentive awards following a Change in Control, if, pursuant to the terms of the Change in Control, the Participant will receive automatically (on or within a reasonable time following the Change in Control), in cash or marketable securities, the intrinsic value of such awards as of the date of the Change in Control.
ARTICLE VII
RESTRICTIVE COVENANTS

7.1.    Generally. By executing a Participation Letter, each Participant acknowledges and agrees that during such Participant’s employment with the Company, the Participant will have access to and may assist in developing confidential information and will occupy a position of trust and confidence with respect to the Company’s and its Affiliates’ respective affairs and businesses. The Participant agrees that the following obligations are necessary to preserve the confidential and proprietary nature of the Company’s and its Affiliates’ confidential information and to protect the Company and its Affiliates against harmful solicitation of employees that would result in serious adverse consequences for the Company and its Affiliates.

7.2.    Confidential Information. No Participant shall disclose or divulge to any other person or entity, directly or indirectly, any secret or confidential information, knowledge or data relating to the Company or its Affiliates, or their respective businesses, including but not limited to, (a) practices, policies and/or procedures; (b) trade secrets; (c) customer names; (d) information regarding existing or prospective future business, planning or development; (v) contracts or proposed contracts; (e) financial information; (f) staffing or personnel utilization; (g) salary or wage levels; (h) privileged communications; and (i) other information deemed confidential or proprietary not listed herein which shall have been obtained by the Participant during the Participant’s employment by the Participant’s Employer and which shall not be or become public knowledge (other than by acts by the Participant or representatives of the Participant in violation of the Plan) (the “Confidential Information”). During and after termination of a Participant’s employment with the Company or other Employer, the Participant shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company or its Affiliates. Notwithstanding the foregoing, the use or communication of mental impressions of Confidential Information in a manner that does not directly or indirectly identify the Company and its Affiliates and would not be reasonably expected to materially adversely affect the business of the Company and its Affiliates shall not be a violation of this Section 7.2.

7.3.    Non-Solicitation of Employees. Each Participant agrees that, during employment with the Employer and for 12 months following a Separation from Service (whether or not entitling the Participant to Separation Benefits hereunder), the Participant will not, directly or indirectly through an intermediary, solicit, entice, persuade or induce any individual who is employed by the Company or any Affiliate (or who was so employed within 180 days prior to the Participant’s action) to terminate or refrain from continuing such employment or to become employed by or enter into contractual relations with any other individual or entity other than the Company or an Affiliate, and the Participant shall not hire, directly or indirectly, as an employee, consultant or otherwise, any such person.

7.4.    Each Participant acknowledges that in the event of any breach of this Article VII, the business interests of the Employer and the Company will be irreparably injured, the full extent of the damages to the Employer and the Company will be impossible to ascertain, and money damages will not be an adequate remedy for the Employer and the Company. Therefore, in the event of any such breach, (i) the Employer and the Company will be entitled to enforce the Participant’s obligations under this Article VII by temporary, preliminary and/or permanent injunction or other equitable relief, without the necessity of posting bond or security, which the Participant expressly waives, (ii) the Participant immediately shall forfeit any right to any unpaid Separation Benefits, (iii) all unexercised stock options granted to the Participant under the Stock Incentive Plans shall be cancelled and (iv) the Participant shall, within 10 days after receiving written notice from the Company, repay to the Company the after-tax fair market value (as reasonably determined by the Company) of any amounts received by the Participant pursuant to Sections 5.1, 5.2, 5.3 or Article VI; provided that any shares of Company common stock that vested or were issued to the Participant pursuant to Article VI (including shares issued on or after the Date of Termination upon the exercise of stock options that vested in pursuant to Article VI) may, at the Company’s election, be repaid in cash based on the closing price per share of the Company’s common stock on the primary stock exchange on which it is reported as of the Date of Termination or, if the Date of Termination is not a regular trading day, the trading date immediately preceding the Date of Termination, net of any applicable exercise price.

ARTICLE VIII
SPECIAL TAX PROVISIONS

8.1.    Participant Choice. Except as set forth below, in the event it shall be determined that any payment or distribution by an Employer to or for the benefit of a Participant pursuant to the terms of the Plan (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties would be incurred by the Participant with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then the Participant shall be entitled to elect either to (a) receive the full amount of the Payment and be solely responsible for the payment of any Excise Tax due on such payment, or (b) have the payments, distributions or benefits owing to the Participant under the Plan “capped” or limited to the maximum dollar amount that can be paid from the Plan without the Participant’s incurring Excise Tax (the “Capped Amount”).

8.2.    Determination of Capped Amount. Subject to the provisions of Section 8.3, all determinations required to be made under this Article VIII, including computation of the Capped Amount, and the assumptions to be utilized in arriving at such determination, shall be made by a nationally recognized certified public accounting firm designated by the Company (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and the Participant within 15 business days after the receipt of notice from the Participant that amounts payable to the Participant could constitute a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change in Control, the Company shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. Subject to the provisions of Section 8.3 hereof, any determination by the Accounting Firm shall be binding upon the Company and the Participant.

8.3.    Overpayment/Underpayment. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the determination by the Accounting Firm pursuant to Section 8.2, it is possible that amounts will have been paid or distributed by the Company to or for the benefit of the Participant pursuant to Section 8.2 that should not have been so paid or distributed (each, an “Overpayment”) or that additional amounts which will have not been paid or distributed by the Company to or for the benefit of the Participant pursuant to Section 8.2 could have been so paid or distributed (each, an “Underpayment”), in each case, consistent with the calculation of the Capped Amount pursuant to Section 8.2. In the event that the Accounting Firm, based upon the assertion of a deficiency by the Internal Revenue Service against either the Company or the Participant which the Accounting Firm believes has a high probability of success determines that an Overpayment has been made, any such Overpayment paid or distributed by the Company to or for the benefit of the Participant shall be repaid by the Participant to the Company together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no such repayment shall be required if and to the extent such deemed repayment would not either reduce the amount on which the Participant is subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes. In the event that the Accounting Firm, based upon controlling precedent or substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Participant together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

8.4.    Tax Proceedings. In the event that the Participant elects to receive the Capped Amount pursuant to Section 8.1 and a deficiency is later asserted by the Internal Revenue Service due to an alleged Overpayment, the Company shall indemnify and hold the Participant harmless for any costs, expenses, interest, penalties, taxes, attorneys’ fees or other amounts (the “Indemnified Amounts”) incurred or imposed in connection with any tax contest, audit or litigation of such deficiency; provided, however, that in no event shall the Indemnified Amounts include any portion of the Capped Amount itself or any Excise Tax thereon. Any Indemnified Amounts will be paid directly by the Company or advanced to the Participant by the end of the Participant’s taxable year following the taxable year in which the taxes that are the subject of the tax contest, audit or litigation are remitted to the taxing authority, or where as a result of such tax contest, audit or litigation no taxes are remitted, the end of the Participant’s taxable year following the taxable year in which the audit is completed or there is a final and non-appealable settlement or other resolution of the contest or litigation.

8.5.    Withholding. All payments to the Participant in accordance with the provisions of the Plan shall be subject to applicable withholding of local, state, Federal and foreign taxes, as determined in the sole discretion of the Company.

ARTICLE IX
PARTICIPATING EMPLOYERS

Any Affiliate of the Company may become a participating Employer in the Plan following approval by the Company. The provisions of the Plan shall be fully applicable to the Employees of any such Affiliate who are Participants pursuant to Section 3.1.
ARTICLE X
SUCCESSOR TO THE COMPANY

The Plan shall bind any successor of the Company, its assets or its businesses (whether direct or indirect, by purchase, merger, consolidation, separation or otherwise), in the same manner and to the same extent that the Company would be obligated under the Plan if no succession had taken place.
In the case of any transaction in which a successor would not by the foregoing provision or by operation of law be bound by the Plan, the Company shall require such successor expressly and unconditionally to assume and agree to perform the Company’s obligations under the Plan, in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.
Notwithstanding the foregoing two paragraphs, upon a separation of the Midstream business from the Company by way of spinoff or otherwise, as announced by the Company on December 2, 2013, the successor to the Midstream business shall not be bound by the Plan or any portion thereof in the absence of an explicit written agreement to the contrary.
The term “Company,” as used in the Plan, shall mean the Company as hereinbefore defined and any successor or assignee to the business or assets which by reason hereof becomes bound by the Plan.

ARTICLE XI
DURATION, AMENDMENT AND TERMINATION

11.1.    Duration. The Plan shall automatically terminate immediately after the last day of the Term; provided, however, that all Participants who first become entitled to Separation Benefits hereunder prior to the expiration of the Term shall continue to receive such Separation Benefits notwithstanding any termination of the Plan.

11.2.    Amendment or Termination. The Board may amend or terminate the Plan, and may amend any Participation Letter, for any reason without Participant consent, except that the written consent of a Participant shall be required to the extent that any such amendment or termination would reduce any benefits to which such Participant is or may become eligible under the Plan.

11.3.    Procedure for Extension, Amendment or Termination. Any amendment or termination of the Plan, or amendment to a Participation Letter, by the Board in accordance with the foregoing shall be made by action of the Board in accordance with the Company’s charter and by-laws and applicable law.

ARTICLE XII
MISCELLANEOUS

12.1.    No Required Mitigation; No Offset. The Company’s obligation to make the payments provided for under the Plan and otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which the Company may have against a Participant or others outside of the Plan. In no event shall a Participant be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Participant under any of the provisions of the Plan and such amounts shall not be reduced whether or not the Participant obtains other employment.

12.2.    Employment Status. The Plan does not constitute a contract of employment or impose on the Participant or the Participant’s Employer any obligation for the Participant to remain an Employee or change the status of the Participant’s employment or the policies of the Participant’s Employer regarding termination of employment.

12.3.    Applicability of ERISA. The Plan is not intended to be an “employee benefit plan,” as defined in Section 3(3) of ERISA, and therefore is intended to not be subject to ERISA. However, if (and only if) the Plan is determined to be such an “employee benefit plan” and therefore subject to ERISA, (i) it is intended to be a plan which is unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, (ii) the Company shall be the named fiduciary of the Plan, and (iii) Section 12.5 of the Plan shall apply.

12.4.    Administration. The Plan Administrator shall have full and complete discretionary authority to administer, construe, and interpret the Plan, to decide all questions of eligibility, to determine the amount, manner and time of payment, and to make all other determinations deemed necessary or advisable for the Plan. The Plan Administrator shall review and determine all claims for benefits under the Plan. Notwithstanding the foregoing, the Plan Administrator may delegate its authority and responsibilities under the Plan to any officer of the Company; provided that no officer to whom any such authority or responsibilities is delegated may make any determination under the Plan which affects his or her eligibility for Separation Benefits or the amount thereof.

12.5.    Claim Procedure.

(a)    Filing a Claim. All claims and inquiries concerning benefits under the Plan must be submitted to the Plan Administrator in writing. The claimant may submit written comments, documents, records or any other information relating to the claim. Furthermore, the claimant shall be provided, upon request and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claim for benefits. If an Employee or former Employee makes a written request alleging a right to receive benefits under the Plan or alleging a right to receive an adjustment in benefits being paid under the Plan, the Company shall treat it as a claim for benefits.

(b)    Review of Claims; Claims Denial. The Plan Administrator shall initially deny or approve all claims for benefits under the Plan. If any claim for benefits is denied in whole or in part, the Plan Administrator shall notify the claimant in writing of such denial and shall advise the claimant of his right to a review thereof. Such written notice shall set forth, in a manner calculated to be understood by the claimant, specific reasons for such denial, specific references to the Plan provisions on which such denial is based, a description of any information or material necessary for the claimant to perfect his claim, an explanation of why such material is necessary and an explanation of the Plan’s review procedure, and the time limits applicable to such procedures. Furthermore, the notification shall include a statement of the claimant’s right to bring a civil action under Section 502(a) of ERISA following an adverse benefit determination on review. Such written notice shall be given to the claimant within a reasonable period of time, which normally shall not exceed 90 days, after the claim is received by the Plan Administrator.

(c)    Appeals. Any claimant or his duly authorized representative, whose claim for benefits is denied in whole or in part, may appeal such denial by submitting to the Plan Administrator a request for a review of the claim within 60 days after receiving written notice of such denial from the Plan Administrator. The Plan Administrator shall give the claimant upon request, and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claim of the claimant, in preparing his request for review. The request for review must be in writing. The request for review shall set forth all of the grounds upon which it is based, all facts in support thereof, and any other matters which the claimant deems pertinent. The Plan Administrator may require the claimant to submit such additional facts, documents, or other materials as the Plan Administrator may deem necessary or appropriate in making its review.

(d)    Review of Appeals. The Plan Administrator shall act upon each request for review within 60 days after receipt thereof. The review on appeal shall consider all comments, documents, records and other information submitted by the claimant relating to the claim without regard to whether this information was submitted or considered in the initial benefit determination.

(e)    Decision on Appeals. The Plan Administrator shall give written notice of its decision to the claimant. If the Plan Administrator confirms the denial of the application for benefits in whole or in part, such notice shall set forth, in a manner calculated to be understood by the claimant, the specific reasons for such denial, and specific references to the Plan provisions on which the decision is based. The notice shall also contain a statement that the claimant is entitled to receive upon request, and free of charge, reasonable access to, and copies of, all documents, records and other information relevant to the claimant’s claim for benefits. Information is relevant to a claim if it was relied upon in making the benefit determination or was submitted, considered or generated in the course of making the benefit determination, whether it was relied upon or not. The notice shall also contain a statement of the claimant’s right to bring an action under ERISA Section 502(a). If the Plan Administrator has not rendered a decision on a request for review within 60 days after receipt of the request for review, the claimant’s claim shall be deemed to have been approved. The Plan Administrator’s decision shall be final and not subject to further review within the Company. There are no voluntary appeals procedures after appellate review by the Plan Administrator.

(f)    Determination of Time Periods. If the day on which any of the foregoing time periods is to end is a Saturday, Sunday or holiday recognized by the Company, the period shall extend until the next following business day.

12.6.    Attorneys’ Fees. In the event of any legal proceeding brought by the Participant to enforce any of the Participant’s rights under this Plan or the Participant’s Participation Letter, the Company shall be responsible to pay or reimburse the Participant for all reasonable attorney’s fees and costs incurred by the Participant in connection with such proceeding; provided, that the Participant prevails on at least one material claim in such proceeding. If fees and costs are required to be reimbursed under this provision, such reimbursement shall occur no later than March 15 of the calendar year next following the calendar year in which the obligation to reimburse such fees and costs was determined.

12.7.     Unfunded Plan Status. All payments pursuant to the Plan shall be made from the general funds of the Company and no special or separate fund shall be established or other segregation of assets made to assure payment. No Participant or other person shall have under any circumstances any interest in any particular property or assets of the Company as a result of participating in the Plan. Notwithstanding the foregoing, the Company may (but shall not be obligated to) create one or more grantor trusts, the assets of which are subject to the claims of the Company’s creditors in the event of the Company’s bankruptcy or insolvency, to assist it in accumulating funds to pay its obligations under the Plan.

12.8.     Code Section 409A Savings Clause. The payments and benefits provided hereunder are intended to be exempt from or compliant with the requirements of Code Section 409A. Notwithstanding any provision of the Plan to the contrary, in the event that the Company reasonably determines that any payments or benefits hereunder are not either exempt from or compliant with the requirements of Code Section 409A, the Company shall have the right to adopt such amendments to the Plan or adopt such other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that are necessary or appropriate (i) to preserve the intended tax treatment of the payments and benefits provided hereunder, to preserve the economic benefits with respect to such payments and benefits, and/or (ii) to exempt such payments and benefits from Code Section 409A or to comply with the requirements of Code Section 409A and thereby avoid the application of penalty taxes thereunder; provided, however, that this Section 12.8 does not, and shall not be construed so as to, create any obligation on the part of the Company to adopt any such amendments, policies or procedures or to take any other such actions or to indemnify any Participant for any failure to do so.

12.9.    Validity and Severability. The invalidity or unenforceability of any provision of the Plan shall not affect the validity or enforceability of any other provision of the Plan, which shall remain in full force and effect, and any prohibition or unenforceability in any jurisdiction, shall not invalidate or render unenforceable such provision in any other jurisdiction.

12.10.    Governing Law. The validity, interpretation, construction and performance of the Plan shall in all respects be governed by the laws of Colorado without reference to principles of conflict of law, except to the extent pre-empted by Federal law. Each Participant who enters into a Participation Letter with the Company thereby agrees that any suit, action or proceeding brought by or against such Participant in connection with this Plan shall be brought solely in the courts of the State of Colorado or the United States District Court for the District of Colorado, each Participant consents to the jurisdiction and venue of each such court and each Participant agrees to accept service of process by the Company or any of its agents in connection with any such proceeding.

I hereby certify that this QEP Resources, Inc. Basic Executive Severance Compensation Plan was duly adopted by the Board of Directors of QEP Resources, Inc. on January 20, 2014.
Executed on this 20th day of January, 2014.
By: /s/ Charles B. Stanley
Charles B. Stanley
President and Chief Executive Officer

Exhibit A
[Date]
[Name]
[Address]

Re: Basic Executive Severance Compensation Plan
Dear [Name]:
This letter agreement (the “Participation Letter”) relates to the QEP Resources Basic Executive Severance Compensation Plan (the “Plan”).
Through this Participation Letter, you are being offered the opportunity to become a participant in the Plan (a “Participant”) and thereby to become eligible to receive the severance benefits set forth in the Plan, subject to the terms of the Plan. A copy of the Plan is attached to this Participation Letter. You should read it carefully and become comfortable with its terms and conditions, as well as the terms and conditions set forth below. Capitalized terms not defined in this Participation Letter will have the meanings assigned to them in the Plan.
By signing below, you acknowledge that you agree to the following provisions, that you have received and reviewed a copy of the Plan, and that you understand that participation in the Plan requires that you agree to the terms of the Plan and the terms set forth below, and that you irrevocably and voluntarily agree to those terms.
Subject to the foregoing, we invite you to become a Participant in the Plan. Your participation in the Plan will be effective upon your signing and returning this Participation Letter to ___________ within 30 days of the date of this Participation Letter written above.
You and the Company (hereinafter referred to as the “parties”) hereby agree as follows:
1.For purposes of Section 5.2 of the Plan, you are a Tier [1][2] Participant.

2.If you become eligible to receive Separation Benefits under the Plan, as a condition to your receipt thereof, you must (i) execute and not revoke (to the extent allowed) a release in substantially the form attached to the Plan as Exhibit B no earlier than your Date of Termination and no later than 60 days after your Date of Termination and (ii) promptly resign from any position as an officer, director or fiduciary of any subsidiary or affiliate of the Company (and take any action reasonably requested by the Company to effectuate such resignation).

3.[Notwithstanding any provision of the Plan to the contrary, your appointment and transition to the Company’s Midstream business in connection with the separation of the Midstream business from the Company shall not be considered under the Plan a termination of your employment by the Company without Cause, or diminution in your authority, duties or responsibilities constituting grounds for your claiming Good Reason.]

4.You understand that this Participation Letter and the Plan set forth the entire agreement between the parties with respect to any subject matter covered herein or therein.

5.You acknowledge and agree that you are subject to the confidentiality and non-solicitation covenants set forth in Article VII of the Plan, and in the event that you violate those covenants (i) the Company will be entitled to enforce your obligations thereunder by temporary, preliminary and/or permanent injunction or other equitable relief, and you waive any need for the Company to post a bond or security in connection with such relief and (ii) the Company may cease paying or providing you Separation Benefits, and/or require you to repay Separation Benefits previously paid or provided.

Unless you have earlier become eligible to receive Separation Benefits under the Plan, this Participation Letter will terminate, and your status as a Participant in the Plan will end, on the first to occur of: (i) the date that you cease to be an Eligible Employee (other than by virtue of an action by the Employer which constitutes Good Reason or entitles you to Separation Benefits); (ii) December 31, 2015, and (iii) immediately following a Change in Control, if you participate in the QEP Resources, Inc. Executive Severance Compensation Plan as of immediately following the Change in Control; provided, that in no event will your status as a Participant in the Plan end before all payments and benefits to which you become entitled under the Plan prior to the earliest of those times are paid or provided to you in full. Your execution of this Participation Letter results in your enrollment and participation in the Plan pursuant to the terms and conditions of the Plan and this Participation Letter. This Participation Letter may not be amended or terminated except pursuant to Section 11.2 of the Plan.

QEP RESOURCES, INC.

By
Name:
Title:

ACCEPTED AND AGREED TO this ____ day of __________, 2014.
By
[Participant]

Exhibit B
General Release of Claims
Release. Consistent with Section 4.1 of the QEP Resources, Inc. Basic Executive Severance Compensation Plan (the “Plan”), and the related Participation Letter, dated _________, 2014, between me and QEP Resources, Inc. (the “Participation Letter,” collectively with the Plan, the “Plan Documents”), and in consideration for and contingent upon my receipt of the Separation Benefits (as defined in the Plan) described in the Plan, I, for myself, my attorneys, heirs, executors, administrators, successors, and assigns, do hereby fully and forever release and discharge QEP Resources, Inc. (the “Company”) and any and all of its respective owners, shareholders, administrators, past or present predecessors, successors, assigns, agents, directors, officers, partners, principals, employees, representatives, attorneys, divisions, subsidiaries, parent companies, and affiliates (collectively, the Releasees”), from any and all charges, complaints, suits, actions, causes of action, claims, demands, liabilities, obligations, promises, agreements, controversies, damages, injuries, costs, attorneys’ fees, losses, debts, expenses and/or entitlements of any nature whatsoever, whether known, unknown or unforeseen, which I have or may have against any of them arising out of, resulting from or in connection with my employment by the Company, the Plan Documents, the termination of my employment with the Company or its successor, or any event, transaction, or matter occurring or existing on or before the date of my signing of this general release of claims (this “Release”). I agree not to file or otherwise institute any claim, demand or lawsuit seeking damages or other relief and not to otherwise assert any claims, demands or entitlements that are released herein. I further hereby irrevocably and unconditionally waive any and all rights to recover any relief or damages concerning the claims, demands or entitlements that are released herein. I represent and warrant that I have not previously filed or joined in any such claims, demands or entitlements against the Releasees and that I will indemnify and hold them harmless from all liabilities, claims, demands, costs, expenses and/or attorney’s fees incurred as a result of any such claims, demands or lawsuits.
This Release specifically includes, but is not limited to claims pursuant to Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991 (42 U.S.C. § 2000e, et seq.), which prohibits discrimination in employment based on race, color, national origin, religion or sex; the Civil Rights Act of 1866 (42 U.S.C. §§1981, 1983 and 1985), which prohibits violations of civil rights; the Age Discrimination in Employment Act of 1967, as amended, and as further amended by the Older Workers Benefit Protection Act (29 U.S.C. § 621, et seq.) (collectively, “ADEA”), which prohibits age discrimination in employment; the Employee Retirement Income Security Act of 1974, as amended (29 U.S.C. § 1001, et seq. ), which protects certain employee benefits; the Americans with Disabilities Act of 1990, as amended (42 U.S.C. § 12101, et seq.), which prohibits discrimination against the disabled; claims pursuant to the Workers Adjustment Retraining and Notification Act (29 U.S.C. 2101, et seq.); and all other federal, state and local laws and regulations prohibiting employment discrimination and/or governing payment of wages, benefits, and other forms of compensation. I acknowledge and affirm that I have no pay due that has not been paid to me (other than the Separation Benefits), and have no claim for any additional payment of any wages whatsoever, including any payments for overtime compensation under the United States Fair Labor Standards Act (29 USC § 2601, et. seq.). I further acknowledge that I have not been deprived of any leave under the Family Medical Leave Act and have not been affected in any way because I have taken any leave under that Act (29 USC § 201 et. seq.). This Release also includes, but is not limited to, a release of any claims concerning recruitment, hiring, worker’s compensation, employment status, libel, slander, defamation, intentional or negligent misrepresentation and/or infliction of emotional distress, mental pain, suffering and anguish, emotional upset, impairment of economic opportunities, unlawful interference with employment rights, breach of contract, fraud, wrongful termination, wrongful discharge in violation of public policy, breach of any express or implied covenant of good faith and fair dealing, that the Company has dealt with me unfairly or in bad faith, and all other common law, contract and tort claims.
The Company and I acknowledge that different or additional facts may be discovered in addition to what we now know or believe to be true with respect to the matters released in this Release, and we agree that this Release shall be and remain in effect in all respects as a complete and final release of the matters released, notwithstanding any different or additional facts.
Separation Benefits. I acknowledge and agree that the Separation Benefits constitute payments to me to which I am not otherwise entitled by law, contract or Company policy, that the Company is under no obligation to offer, pay, or tender the Separation Benefits unless and until I execute (and do not revoke) this Release and knowingly and voluntarily release the claims described herein, and that any and all claims or potential claims I have (or may have) against the Company or any of the other Releasees shall be resolved, settled, unconditionally and irrevocably waived and released on the basis of the Company’s payment of the Separation Benefits to me in accordance with the Plan and the Participation Letter. The Company and I agree to bear our own respective costs and attorneys’ fees incurred in relation to my employment with the Company, the termination of such employment, and/or the preparation and execution of this Release.
Covenant Not to Sue. By signing this Release, I covenant, agree, represent and warrant that I have not filed and will not in the future file any lawsuits, complaints, petitions or accusatory pleadings in a court of law or in conjunction with a dispute resolution program against the Releasees, based upon, arising out of or in any way related to any event or events occurring prior to the signing of this Release, including, without limitation, my employment with the Company or the termination thereof.
I represent that I have not filed a complaint, charge, claim, or lawsuit against the Releases, with any governmental agency, trade association or court. Nothing herein shall be deemed to be an admission by the Company or any other Releasees that they have done any wrongdoing with regard to my employment or termination of employment.
I further agree that if a claim that I have waived or discharged pursuant to this Release is prosecuted in my name or on my behalf by some other entity, I waive and agree not to take any award of money or other damages from such litigation. I will also immediately request in writing that such entity which is prosecuting such claim on my behalf withdraw or dismiss such claim. I further waive any claims for attorneys’ fees and costs and expenses from any claims I waived and discharged under this Release.
Claims Excluded from this Release. Notwithstanding the foregoing, nothing in this Release shall release any (i) rights that arise from the Company’s obligations under the Plan Documents or other obligations that, in each case, by their terms, are to be performed after the date hereof (including, without limitation, obligations to me under any equity compensation, retirement or deferred compensation plan); (ii) rights to indemnification under the bylaws or certificate of incorporation of the Company, any indemnification agreement to which I am a party or beneficiary, or applicable law as a result of having served as an officer, director or employee of the Company or any of its affiliates; (iii) rights that I may have under policies of insurance that the Company (or its successor) may maintain for my benefit; (iv) claims that arise after the execution of this Release; (v) rights that I may have as a shareholder of the Company; or (vi) rights that are not subject to waiver by private agreement, including, without limitation, any claims arising under state unemployment insurance or workers compensation laws.  I understand that rights or claims under ADEA that may arise after I execute this Release are not waived. Likewise, nothing in this Release shall be construed to prohibit me from filing a charge with or participating in any investigation or proceeding conducted by the Equal Employment Opportunity Commission, National Labor Relations Board, or any comparable state or local agency.  Notwithstanding the foregoing, I agree to waive my right to recover individual relief in any charge, complaint or lawsuit filed by me or anyone on my behalf.
Consideration Period. I acknowledge that I have been given an opportunity of no less than twenty-one (21) days to consider this Release and that I have been encouraged by the Company to discuss fully the terms of this Release with legal counsel of my own choosing. Moreover, for a period of seven (7) days following my execution of this Release, I shall have the right to revoke the waiver of claims hereunder arising under ADEA, a federal statute that prohibits employers from discriminating against employees who are age 40 or over. If I elect to revoke this Release in respect of such claims within this seven-day period, I must inform the Company by delivering a written notice of revocation to the Company’s [name and address of relevant contact], no later than 11:59 p.m. on the seventh calendar day after I sign this Release. I understand that, if I elect to exercise this revocation right, the Company shall be relieved of all obligations to pay or provide to me the Separation Benefits under the Plan. I may, if I wish, elect to sign this Release prior to the expiration of the applicable twenty-one (21) - day consideration period, and I agree that if I elect to do so, my election is made freely and voluntarily and after having an opportunity to consult counsel.

AGREED:

[Participant]	Date